Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

April 1 , 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed February 25, 2009
File No. 333-154311

Forms 10-Q for Fiscal Quarters Ended September 30 and December 31, 2008
File No. 0-51869

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated March 12, 2009 (the “Comment Letter”), enclosed please find Amendment No. 4 to the Company’s Registration Statement on Form S-1 initially filed on April 1 , 2009 (“Amendment No. 4”).  Amendment No. 4 to the Company’s Registration Statement on Form S-1 is marked to show changes from Amendment No. 3 to the Company’s Registration Statement filed on February 25, 2009.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

Risk Factors, page 6

“We may be subject to claims for rescission or damages from our stockholders…” page 8

1.
We have reviewed your response to prior comment 1 but were unable to locate any changes to the risk factor.  Please expand the risk factor disclosure to state specifically that the continued existence of the corporation is inconsistent with the disclosure in your initial public offering prospectus and in your merger proxy. Please include a cross-reference to the business section where your continued corporate existence is discussed.

U.S. Securities and Exchange Commission
April 1 , 2009

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

2.
We note your response to prior comment 2.  Please clarify how you determined that the Class B common stockholders suffered no damages as a consequence of your continued existence.  In the acquisition of SouthPeak, your common stockholders appear to have received, in exchange for what you state was an investment with no value at the time immediately prior to the acquisition, a percentage interest in a company with a substantial value.  The economic terms of your initial public offering to the Class B common stockholders did not reflect that the common stockholders would receive this value.  As noted in prior comment 6, we believe that your analysis, as well as the disclosure appearing in the third bullet point on page 42, should reflect this consideration.

The Company respectfully submits that its initial public offering prospectus offered the holders of the Company’s Class B common stock a prompt distribution of the trust account if the Company did not effect a business combination within a specified period of time.  As a result of the fact that the Company did not complete a business combination by April 25, 2008, each share of the Company’s Class B common stock was automatically cancelled and converted into the right to receive a pro rata portion of the trust account.  The Company directed the distribution of the trust account on April 25, 2008 and the former holders of the Class B common stock received pro rata distributions shortly thereafter.  Accordingly, the former holders of the Class B common stock received precisely what they bargained for in the Company’s initial public offering.

While the economic terms of the Company’s initial public offering did not reflect that the common stockholders would receive the value derived from the acquisition of SouthPeak Interactive, L.L.C. on May 12, 2008, there was no way to predict that such an opportunity would be available to the Company in the future.  The Company’s board of directors, in the exercise of its business judgment determined that the acquisition of SouthPeak Interactive, L.L.C. was in the best interests of its stockholders in that it offered the only opportunity to retain value in the Company.  At the time this determination was made, the Class B common stock was cancelled and the Company had fulfilled its obligation to the former holders through the liquidation of the trust account.  Accordingly, the former holders of the Class B common stock suffered no damage.

The Company has revised its disclosure on Page 42 to reflect the fact that the Class B common stock terminated on April 25, 2008, and following such date, the Company’s only obligation to the former holders of the Class B common stock was to distribute the trust account.

Business, page 41

3.
We have reviewed the disclosure you have added on the top of page 42 in response to prior comment 4.  Please clarify in this paragraph, and elsewhere throughout this section, that the termination of Article Fifth (C) of your charter following April 25, 2008 is an interpretation of this provision by your board of directors, and one which differs from the interpretation of this provision adhered to by your board of directors prior to the termination date.

U.S. Securities and Exchange Commission
April 1 , 2009

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

4.
We have reviewed the draft opinion provided by counsel in response to prior comment 5.  The draft opinion appears to restate the introductory language contained in Article 5 of your charter. Please furnish a reasoned legal opinion as to whether the charter required the dissolution and liquidation of the company following the failure of the business combination. Additionally, as noted in prior comment 4, please tell us what consideration you gave to disclosing any potential legal consequences of this course of action under state law, namely, the import of any acts taken by the board of directors that may be determined to be beyond the scope of its charter.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s counsel, Greenberg Traurig, LLP has submitted a reasoned revised legal opinion as an exhibit to Amendment no. 4.

Furthermore, the Company did not disclose any potential state law legal consequences related to the determination made by its board of directors of Article Fifth (C) of the charter, as this determination was made by the board of directors, under the advice of counsel, and within board of director’s scope of authority set forth in the General Corporate Law of the State of Delaware and the Company’s charter and bylaws in effect at the time.

Forms 10-Q for Fiscal Quarters Ended September 30 and December 31 2008

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

5.
We note your response to prior comment 8.  Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level with respect to the above-cited quarterly reports and that you will include similar disclosure, as applicable, in future filings.

The Company confirms that its disclosure controls and procedures were effective at the reasonable assurance level with respect to the three month periods ended September 30 and December 31, 2008.  The Company confirms that it will include similar disclosure, as applicable, in future filings.

U.S. Securities and Exchange Commission
April 1 , 2009

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Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours, /s/ Mark J. Wishner Mark J. Wishner

Enclosures

Copies to:	Terry Phillips
Melanie Mroz